August 13, 2007
Mark Leben
AILI Holding Corp.
333 Stanley Avenue
Brooklyn, NY 11207
Dear Mark:
     As consideration for your purchase from The Baupost Group, L.L.C. (the “Seller”) of 1,117,400 shares (the “Shares”) of common stock of Ad.Venture Partners, Inc. (the “Company”) on the date hereof (the “Purchase”) at a purchase price of $5.86 per share, Seller hereby agrees as follows:
1.	Seller hereby represents and warrants that:
i)	Seller was the holder of record of the Shares on July 30, 2007 and Seller currently possesses all voting and other rights associated with the Shares; or

ii)	Seller was not the holder of record of the Shares on July 30, 2007, however, Seller has acquired, and currently possesses, the right to vote the Shares on all matters to be voted upon by the Company’s stockholders (the “Proposals”) at the special meeting scheduled to be held on August 24, 2007 (the “Meeting”).
2.     Seller hereby agrees to vote all of the Shares “FOR” each of the Proposals at the Meeting, or any postponement or adjournment thereof, or as otherwise directed by you in writing and not to exercise any conversion rights with respect to the Shares. Seller further agrees that prior to September 1, 2007, Seller shall not, and shall not permit any of its affiliates that are managed or advised by The Baupost Group, L.L.C. to, purchase, either directly or indirectly, any shares of common stock of the Company, or otherwise acquire any rights, including but not limited to the right to vote, in respect of any shares of common stock of the Company.
3.     Seller further agrees that should Seller fail to perform any of its obligations pursuant to this letter agreement or should it be determined that neither of the representations and warranties above are true and accurate in all material respects as of the date hereof (any of the foregoing, a “Breach”), then Seller shall be obligated to repurchase the Shares, on the same terms and conditions as the Purchase, on the next business day following such Breach. The obligations of Seller under this Section 3 shall terminate on December 31, 2007.

4. Seller agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement.
5. Seller agrees that it shall, at its own expense, take such reasonable further actions and execute such further instruments as may be requested by you from time to time in order to effect the purposes of the foregoing including; but not limited to, any proxy card or limited power of attorney with respect to the Shares relating to the Seller’s right to vote the Shares at the Meeting.
6. This letter agreement shall be governed by and construed under the laws of the State of New York in all respects as such laws are applied to agreements among New York residents entered into and performed entirely within New York, without giving effect to conflict of law principles thereof. The parties agree that-any action brought by either party under or in relation to this letter agreement. Including without limitation to interpret or enforce any provision of this letter agreement, shall be brought in and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of New York, New York.
7. This letter agreement shall not be binding on either party until executed by both parties hereto.
Sincerely,

Reuben A.S. Munger
Managing Director
The Baupost Group, L.L.C.
Acknowledged and agreed to by:
AILI Holdings Corp.

By: Mark Leben